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Exhibit (a)(1)(B)

CIPRICO INC.

LETTER OF TRANSMITTAL
to Tender Options Under the Offer to Exchange, dated November 5, 2002.

The Offer and Withdrawal Rights Expire at 12:00 Midnight, Eastern Time, on December 5, 2002, Unless the Offer is Extended.

Instructions

          1.    Defined Terms.    All terms used in this letter of transmittal but not defined will have the meaning ascribed to them in the offer to exchange, dated November 5, 2002, also referred to as the offer to exchange. Unless the context requires otherwise, references in this letter of transmittal to "Ciprico," "we," "us," "our," and "ours" mean Ciprico Inc.

          2.    Expiration Date.    The offer to exchange and any rights to withdraw a tender of options expire at 12:00 Midnight, Eastern Time, on December 5, 2002, unless the offer to exchange is extended.

          3.    Tenders.    If you intend to tender options under the offer to exchange, you must sign this letter of transmittal and complete the election form attached as Annex A. You are not required to tender any of your options. If you choose to tender for exchange eligible option shares granted under a particular option agreement, you must tender all eligible option shares granted by that particular option agreement, but need not tender eligible option shares granted by different eligible option agreements. The exact number of options that you have now is listed on the enclosed statement.

          4.    Delivery of Letter of Transmittal and Election Form.    A signed letter of transmittal and properly completed election form must be received by Thomas S. Wargolet, Chief Financial Officer at 17400 Medina Road, Plymouth, MN 55447, fax No. (763) 551-4002, before 12:00 Midnight, Eastern Time, on December 5, 2002, unless the offer to exchange is extended. You do not need to return your stock option agreements for your options to effectively elect to accept this offer.

  Your election will be effective only upon receipt by us. We recommend that you send your election by fax or, if necessary, by mail, and then follow up with a telephone call or email to confirm receipt by the deadline. Delivery by email will not be accepted. If you have questions about delivery, you may contact Thomas S. Wargolet, Chief Financial Officer. You should review the offer to exchange, the letter of transmittal, the election form and all of their attachments before making your election. We will only accept a paper copy of your election form.

          5.    Withdrawal of Election.    Tenders of options made under the offer to exchange may be withdrawn at any time before 12:00 Midnight, Eastern Time, on December 5, 2002, unless extended. In addition, if Ciprico does not accept your tendered options until January 4, 2003 (40 business days from the date of commencement of this offer), you will also have the right to withdraw your tendered options after that date and until your tendered options have been accepted.

  To withdraw tendered options, you must mail or fax a properly completed notice of withdrawal form to Thomas S. Wargolet, Chief Financial Officer at 17400 Medina Road, Plymouth, MN 55447, Fax No. (763) 551-4002. Withdrawals may not be rescinded and any options withdrawn will not be considered to be properly tendered, unless the withdrawn options are properly re-tendered before the expiration date by following the procedures described in numbers 3 and 4 above.

          6.    Signatures.    Please sign this letter of transmittal. The signature must correspond with the name written on the face of the option agreement or agreements to which the tendered options are subject, without alteration, enlargement or any change whatsoever.

          7.    Requests for Assistance or Additional Copies.    Any questions or requests for assistance, as well as requests for additional copies of the offer to exchange or this letter of transmittal may be directed to Thomas S. Wargolet, Chief Financial Officer at Ciprico Inc., 17400 Medina Road, Plymouth, MN 55447 Fax No. (763) 551-4002. Copies will be furnished promptly at Ciprico's expense.

          8.    Irregularities.    We will determine, in our discretion, all questions as to the number of shares subject to options tendered and the validity, form, eligibility (including time of receipt) and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We may reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. We may waive the conditions of the offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder before the expiration of the offer. No options will be accepted for exchange until the option holder exchanging the options has cured all defects or irregularities to our satisfaction, or they have been waived by us, prior to the expiration date. Neither we nor any other person is obligated to give notice of any defects or irregularities involved in the exchange of any options, and no one will be liable for failing to give notice of any defects or irregularities.

          9.    Conditional or Contingent Offers.    Ciprico will not accept any alternative, conditional or contingent tenders.

          10.    Important Tax Information.    You should refer to Section 13 of the offer to exchange, which contains important tax information. We urge you to consult with your tax advisors if you have questions about your financial or tax situation. In addition, if you would like to satisfy your withholding tax obligation through payroll withholding, you must indicate this intention in paragraph (12) of this letter of transmittal.

To:
Ciprico Inc.
17400 Medina Road
Plymouth, MN 55447
Facsimile: (763) 551-4002
Attn: Thomas S. Wargolet

        I have received the offer to exchange, this letter of transmittal and the election to tender eligible options attached as Annex A.

        I acknowledge that:

  (1)
  Upon the terms and subject to the conditions described in the offer to exchange and this letter of transmittal, I, the undersigned, tender to Ciprico those eligible options, which are outstanding stock options with an exercise price of $7.00 or more per share with expiration dates beginning January 1, 2004, specified on Annex A for new options to purchase shares of the common stock of Ciprico to be granted under the 1999 Amended and Restated Stock Option Plan.

  (2)
  Upon the terms and subject to the conditions described in the offer, Ciprico will grant me new options to purchase the number of shares of Ciprico's common stock which is equal to 80% of the number of shares of common stock subject to the eligible options I tender. The new options will not be granted until at least six months and two days after the date Ciprico cancels the eligible options accepted for exchange. The new options may have a higher exercise price than some or all of the eligible options.

  (3)
  New options will be granted under Ciprico's 1999 Amended and Restated Stock Option Plan and will be subject to the terms of a new option agreement between Ciprico and me.

  (4)
  I am not required to tender any eligible options in the offer. If I do tender eligible option shares granted by a particular option agreement, I understand that I must tender all option shares granted by that particular option, but need not tender eligible option shares granted by different eligible option agreements.

  (5)
  Upon the terms and subject to the conditions described in the offer, I have tendered the options listed on Annex A. I understand that all options tendered before 12:00 Midnight, Eastern Time, on December 5, 2002 and not properly withdrawn will be exchanged for new options, upon the terms and subject to the conditions described in the offer.

  (6)
  Subject to, and effective upon, Ciprico's acceptance for exchange of the covered options tendered in Annex A, upon the terms and subject to the conditions described in the offer (including the terms and conditions of extension or amendment of this offer), I hereby sell, assign and transfer to, or upon the order of, Ciprico all right, title and interest in and to all of the options that I am tendering, and I agree that I shall have no further right or entitlement to purchase any shares of the Ciprico's common stock under the tendered options that are accepted by Ciprico for cancellation or to have any other rights or entitlements under those cancelled options. I acknowledge that Ciprico has advised me to consult with my own advisors as to the consequences of participating or not participating in the offer. I agree that this letter of transmittal is an amendment to the option agreement or agreements of the options I am tendering.

  (7)
  I represent and warrant that I have full power and authority to tender the options tendered on Annex A and that, when and to the extent such options are accepted for exchange by Ciprico, such options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer of such options, other than under the applicable option agreement, and such options will not be subject to any adverse claims. Upon request, I will sign and deliver any additional documents Ciprico finds necessary or desires me to complete for the exchange of the options I am tendering.

  (8)
  All authority conferred in this document or agreed to be conferred will not be affected by, and will survive, my death or incapacity, and all of my obligations under this document will be binding upon my heirs, personal representatives, successors and assigns. Except as stated in the offer, my tender is irrevocable.

  (9)
  By signing this letter of transmittal, I understand that tenders of options by the procedure described in Section 3 of the offer to exchange and in the instructions to this letter will constitute my acceptance of the terms and conditions of the offer. Ciprico's acceptance for exchange of options tendered under the offer will constitute a binding agreement between Ciprico and me upon the terms and subject to the conditions described in the offer.

  (10)
  The new options will not actually be issued until I execute and return to Ciprico the stock option agreement which will be forwarded to me at some time within the 30-day period from and after the first business day that is at least six months and two days after the date Ciprico cancels the options accepted for exchange.

  (11)
  I acknowledge that in order to receive the new options, I must continue to be an employee of Ciprico on the date I tender my eligible options through the date the new options are granted. Otherwise, I will not receive any new options or any other consideration for the options that I tender and that are accepted for exchange under the offer. In addition, if I am performing substantially different services for Ciprico on the date the new options are granted, Ciprico may grant me a different number of options or no new options at all.

  (12)
  The name and social security number of the registered holder of the options tendered appear below exactly as they appear on the option agreement or agreements representing such eligible options.

  (13)
  The offer does not change the "at-will" nature of my employment with Ciprico, and my employment may be terminated by Ciprico or by me at any time, including the time before I am granted the new options, for any reason, with or without cause.

  (14)
  The expiration date may change if Ciprico, in its discretion, has extended the period of time during which the offer will remain open. If this occurs, the expiration date refers to the latest time and date at which the offer, as so extended, expires.

  (15)
  I recognize that, under certain circumstances described in the offer to exchange, Ciprico may terminate or amend the offer and postpone its acceptance and cancellation of any covered options tendered for exchange.

  (16)
  The offer is not being made to (nor will tenders of options be accepted from or on behalf of) holders in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction.

  (17)
  I have read, understand and agree to all of the terms and conditions of the offer.

Please sign below.

Signature of Eligible Holder(1)	Date:	, 2002
Print Name of Eligible Holder
Tax Identification Number

(1) You must complete and sign exactly as your name appears on the option agreement or agreements evidencing the options you are tendering.

Annex A

ELECTION TO TENDER ELIGIBLE OPTIONS

        To tender your options, please fill out the table below with the information listed on the enclosed statement. Please remember, that if you choose to tender option shares under a particular eligible option agreement, you must tender all option shares granted by that particular option agreement. If you have any questions regarding the grants listed on the enclosed statement, please contact Thomas Wargolet, VP—Finance, Chief Financial Officer and Secretary at (763) 551-4000.

To Ciprico Inc.

        I hereby tender the option grants listed below:

Date of Eligible Option Grant	Exercise Price of Options Subject to Grant	Total Number of Outstanding Options Subject to Grant(1)
1.
2.
3.
4.
(1)
Represents the total number of shares for which the option grant remains outstanding (i.e., the total number of shares for which the option has not been exercised).

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  Exhibit (a)(1)(B)